ROCKWELL VENTURES INC.

1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.hdgold.com

ROCKWELL TERMINATES OPTION ON HAUT PLATEAU

November 22, 2002, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (TSX-V: RCW; OTC-BB: RCKVF), announces that the Company has terminated its option to earn a 60% participating joint venture interest from Falconbridge Limited ("Falconbridge") on the Haut Plateau project. The property is located in east-central Quebec.

Rockwell and Falconbridge carried out exploration programs at Haut Plateau during the period of March to May 2002. These included diamond drilling and geophysical surveys. Drilling at Barre de Fer, considered the most prospective of three zones discovered by Falconbridge in 2001, intersected good but variable nickel and copper grades over limited widths within massive sulphide breccia veins. In addition, extensive low-grade nickel and copper was intersected in disseminated zones encountered at depth and along strike of the veins. The combination of grade and thickness in the Barre de Fer area is marginal when compared to that mined in established nickel mining districts. An airborne survey carried out in May outlined a number of interesting geophysical anomalies. These exploration results were considered in terms of the high earn-in requirements and substantial property maintenance costs, and as a result, management decided to terminate the option.

Rockwell is diligently assessing mineral projects with the objective of making a new acquisition in the near future.

For further details on Rockwell Ventures Inc., please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission and the Company's home jurisdiction filings that are available at www.sedar.com.